

Amir Shahein · 3rd

PhD Student, Co-Founder at Adaptyv Biosystems

Geneva Metropolitan Area · Contact info

500+ connections

 Adaptyv Biosystems

 Y Combinator

Experience

Co-Founder
Adaptyv Biosystems
Feb 2021 – Present · 10 mos
Lausanne, Vaud, Switzerland

Instructor
iGEM Competition
Mar 2021 – Present · 9 mos
Lausanne, Vaud, Switzerland

Coaching the EPFL iGEM team

PhD Candidate
EPFL (École polytechnique fédérale de Lausanne)
May 2019 – Present · 2 yrs 7 mos
Lausanne Area, Switzerland

Graduating May 2022. Bioengineering, synthetic biology, biophysics.

Doctoral Researcher
Laboratory of Biological Network Characterization
May 2019 – Present · 2 yrs 7 mos

Working with high-throughput microfluidics to engineer synthetic biomolecular circuits.

Instructor
iGEM Competition
Dec 2019 – Dec 2020 · 1 yr 1 mo

Show 1 more experience ⌄

Education

Y Combinator
Startup accelerator.
2021 – 2021

EPFL (École polytechnique fédérale de Lausanne)
Doctor of Philosophy – PhD, Bioengineering, Synthetic Biology, Biophysics
2019 – 2022

McGill University
Master of Science - MS, Biotechnology, GPA 3.91/4.0
2018